SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 3)*

                                 CLINICOR, INC.
                              _____________________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    18726M106
                                _________________
                                 (CUSIP Number)


                                  July 1, 2000
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [ ] Rule 13d-1(b)

                         [ ] Rule 13d-1(c)

                         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 2 of 16 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 306,688
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   306,688
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    306,688

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

         OO; IV



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 3 of 16 Pages





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 306,668
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   306,668
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    306,668

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

         PN; IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 4 of 16 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 306,668
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   306,668
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    306,668

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

         CO




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 5 of 16 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person


                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 306,688
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   306,688
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    306,688

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

         OO; IA




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 6 of 16 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 306,688
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   306,688
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    306,688

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

         IA



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 7 of 16 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages


Item 1(a)         Name of Issuer:

                  Clinicor, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1717 West Sixth Street, Suite 400, Austin, TX 78703.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Quantum Industrial Partners LDC ("QIP");

                  ii)  QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management, Inc. ("QIH Management");

                  iv)  Soros Fund Management LLC ("SFM LLC");

                  v)   Mr. George Soros ("Mr. Soros"); and

                  vii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This statement relates to Shares (as defined herein) held for the account of Quasar International Partners C.V. ("Quasar Partners").

                  The sole managing member of QIP is QIHMI, the sole general partner of which is QIH Management. Mr. Soros is the sole shareholder of QIH Management. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act on the direction of SFM LLC. Mr. Soros is the Chairman and President of SFM LLC. As a result of the combination of Quasar International Fund N.V. with Quantum
                  Industrial Holdings Ltd., a British Virgin Islands international business company ("QIH"), each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the Shares held for the account of Quasar Partners.

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of Quasar Partners and is no longer a Reporting Person.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  QIP has its principal business office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIHMI, QIH Management, SFM LLC and Mr. Soros have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

                                                              Page 9 of 16 Pages


Item 2(c)         Citizenship:

                  i)  QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii)QIH Management is a Delaware corporation;

                  iv) SFM LLC is a Delaware limited liability company; and

                  v)  Mr. Soros is a citizen of the United States.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  18726M106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 5, 2000, each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 306,688 Shares held for the account of Quasar Partners (this number assumes the conversion of 460 Class A Convertible Preferred Shares, no par value, to 306,688 Shares).

Item 4(b)         Percent of Class:

                  The number of Shares which may be deemed beneficially owned by each of the Reporting Persons constitutes approximately 6.87% of the total number of Shares which would have been outstanding assuming conversion of all derivative securities of the Issuer held for the account of Quasar Partners.

                                                             Page 10 of 16 Pages


Item 4(c)         Number of shares as to which such person had:

     QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros
     -------------------------------------------------

     (i)   Sole power to vote or to direct the vote:                     306,688

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        306,688

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their ownership interests in Quasar Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                             Page 11 of 16 Pages

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 16 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   July 5, 2000                     QUANTUM INDUSTRIAL PARTNERS LDC


                                         By:      /S/ RICHARD D. HOLAHAN, JR.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact


Date:   July 5, 2000                     QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH MANAGEMENT, INC.,
                                                  its General Partner

                                         By:      /S/ RICHARD D. HOLAHAN, JR.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Secretary

Date:   July 5, 2000                     QIH MANAGEMENT, INC.


                                         By:      /S/ RICHARD D. HOLAHAN, JR.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Secretary

Date:   July 5, 2000                     SOROS FUND MANAGEMENT LLC


                                         By:      /S/ RICHARD D. HOLAHAN, JR.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Assistant General Counsel


Date:   July 5, 2000                    GEORGE SOROS


                                         By:      /S/ RICHARD D. HOLAHAN, JR.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact

                                                             Page 13 of 16 Pages



Date:   July 5, 2000                    STANLEY F. DRUCKENMILLER


                                        By:      /S/ RICHARD D. HOLAHAN, JR.
                                                 ------------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                                             Page 14 of 16 Pages





                                  EXHIBIT INDEX
                                                                            Page
                                                                            ----

E.      Power of Attorney,  dated as of January 27,  2000,  granted by
        Mr.  George  Sosos in favor of Michael C. Neus and  Richard D.
        Holahan, Jr...................................................        15

F.      Power of Attorney,  dated as of January 27,  2000,  granted by
        Mr. Stanley F.  Druckenmiller in favor of Mr. Michael Neus and
        Mr. Richard D. Holahan, Jr....................................        16